CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002


					2004   	     2003 	  2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net income				$5,948,516   $4,690,921   $1,924,891
Adjustments to reconcile net income to
net cash from operating activities
Depreciation			 	$766,038     $1,030,763   $1,083,314
Amortization
Deferred income taxes, net		$(135,433)   $(54,900)	  $650,238
Provision for doubtful accounts		$9,412	     $(54,646)	  $(288,657)
Minority interest			$224,327     $709,456 	  $(20,527)

Changes in operating assets and liabilities
Service fees receivable		 	$129,570     $652,727 	  $465,990
Due to subsidiary including tax
accrual					$3,184 	     $(1,563,797) $741,406
Prepaid expenses		 	$(36,148)    $66,828 	  $258,501
Other current assets		 	$103,151     $(300,860)	  $380,455
Other assets		 		$(122,040)   $(114,135)	  $-
Accounts payable		 	$65,665      $140,340 	  $35,516
Accrued expenses		 	$384,512     $643,554 	  $303,169
Adjustment in value of investment in
One Health Port	 			$40,800      $195,416 	  $-
Federal income tax accrual 		$(132,007)   $(39,879)	  $667,922
Changes in discontinued assets and
liabilities				$(2,485,233) $(3,002,341) $(4,971,150)

Net cash provided by operations		$4,764,314   $2,999,447   $1,231,068

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investment in One Health
Port					$(100,000)   $-   	  $(337,400)
Purchase of investments
available-for-sale			$(5,007,423) $(8,990,862) $(6,364,075)
Principal paydowns and sales of
investments available for sale		$9,624,589   $7,563,581   $5,973,389
Purchase of furniture, equipment and
computer software			$(429,628)   $(874,068)	  $(334,421)
Decrease (increase) in restricted cash
and investments				$(1,534)     $1,690,283   $(25,265)

Net cash used by investing activities	$4,086,004   $(611,066)	  $(1,087,772)

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of Class A common stock and
membership rights from physicians	$(225,036)   $(866)	  $(361)
Payment of note payable			$-   	     $-   	  $(698,170)
Decrease in unrealized loss		$(8,945)     $-   	  $-
Payment of preferred stock dividend	$(43,264)    $-	   	  $-
Additional capital from affiliate	$-   	     $134,558 	  $393,593
Payments to minority interest		$(440,450)   $-	   	  $-
Dividends to shareholders		$(7,400,000) $(1,200,000) $-

Net cash from financing activities	$(8,117,695) $(1,066,308) $(304,938)

NET INCREASE (DECREASE) IN CASH AND CASH
	EQUIVALENTS			$732,623     $1,322,073   $(161,642)

CASH AND CASH EQUIVALENTS, beginning
of year					$4,147,533   $2,825,460   $2,987,102

CASH AND CASH EQUIVALENTS, end of year	$4,880,156   $4,147,533   $2,825,460